UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2010

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-163800), as such prospectus may be amended or supplemented from time to time.

The Westpac Group completes important step in move to a single ADI

Westpac Banking Corporation (Westpac) today announced that The Westpac Group has completed a further step in Westpac’s merger with St.George Bank Limited with receipt of the Federal Treasurer’s consent required as part of the process for The Westpac Group to move to a single Authorised Deposit-taking Institution (ADI).

The transition to a single ADI still requires APRA approval and Federal Court approval to deregister the corporate entity St.George Bank Limited.  Assuming these approvals are received, the move to a single ADI will take effect on March 1, 2010.

It was a regulatory requirement that The Westpac Group move to a single ADI.

The transition to a single ADI is essentially a change in corporate structure (as St.George Bank Limited is already a wholly owned subsidiary of Westpac) and will not impact the operations of the separate St.George brand and branches.  Importantly, the change will have no impact on customers’ ordinary day to day interactions with St.George.

By moving to a single ADI:

•                  Westpac will become the successor in law of St.George Bank Limited;

•                  All the assets and liabilities of St.George Bank Limited (including in respect of its deposits and contracts) will become the assets and liabilities of Westpac. This also includes all debt securities previously issued by St.George Bank Limited; and

•                  Separate regulatory and prudential reporting by St.George Bank Limited will cease and be amalgamated in Westpac’s reports.  This includes regular banking statistics and points of presence information.

The Westpac Group will continue to report the performance of the St.George business as part of its regular periodic reporting.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  The forward-looking statements include statements regarding our intent, belief or current expectations with respect to our business and operations and results of operations and financial condition.

We use words such as ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or similar words to identify forward-looking statements.  These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from the expectations described herein.  Factors that may impact on the forward-looking statements made include those described in the section entitled ‘Risk and risk management’ in Westpac’s 2009 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on November 13, 2009.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in these materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: February 12, 2010	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer